

July 9, 2014

Via E-mail
Eric S. Rosenfeld
President
Quartet Holdco Ltd.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re: Quartet Holdco Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 24, 2014**
> **File No. 333-195910**
> **Quartet Merger Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 25, 2014**
> **File No. 001-36139**

Dear Mr. Rosenfeld:

We have reviewed your responses to the comments in our letter dated June 9, 2014 and have the following additional comments.

Summary of the Proxy Statement/Prospectus, page 11

Pangaea, page 12

1. We note your response to our prior comment 9 and reissue in part. Please clarify what is meant by the term "premium routes."

The Merger Proposal, page 13

2. We note your responses to our prior comments 11 and 13. In an appropriate place in the summary, please provide the percentage ownership in the post-merger company of the various parties, including the public shareholders, the original insiders of Quarter Merger Corp., and Pangaea securityholders. Please also expand the disclosure to illustrate the potential ownership percentages under the contingent payment schedule in Holdco Shares to existing Pangaea securityholders, as discussed under "The Merger Proposal," at page 13.

The Merger Proposal, page 60

Quartet's Board of Directors' and Special Advisor's Reasons for Approval, page 66

Comparable Company Analysis, page 71

3. We note your response to our prior comment 39 and reissue. Please revise to disclose in greater detail the criteria used to select the comparable companies. Please also explain the discrepancies between the comparable companies lists on page 71 and 78, and between the prospectus and the supplemental materials submitted to us. In this regard, we note that Diana Shipping Inc. is listed as a comparable company on page 71 but did not appear in the supplemental materials from Pangaea to the Quartet board.

Opinion of Financial Advisor to the Board of Directors of Quartet, page 74

4. We note your response to our prior comment 42 and reissue. Because "certain financial projections" were disclosed to Quartet and Cassel Salpeter, and were used in determining the fairness of the transaction, please revise your registration statement to include those financial projections.

Business of Pangaea, page 122

Pangaea's Competitive Strengths, page 123

5. We note your response to our prior comment 53 and reissue in part. Please identify any customers that represent 10% or more of your business. Refer to Item 101(c)(vii) of Regulation S-K.

Tax Considerations, page 169

6. We note your response to our prior comment 44 and reissue. Please have counsel provide a tax opinion regarding your status as a passive foreign investment company.

7. Similarly, we note that there are numerous conclusions in this section regarding what appear to be material tax concerns. Only qualified tax counsel is permitted to make legal conclusions. Please revise to state all such beliefs as the opinion of counsel. For example, we note your disclosure on page 170 that you "believe [you] will satisfy the trading frequency and trading volume tests," and your statement on page 171 that you "expect that [you] and each of [y]our subsidiaries qualify for this statutory tax exemption and [you] will take this position for United States federal income tax return reporting purposes."

Description of Holdco Securities, page 217

8. We note your response to our prior comment 65 and reissue. Please either identify and file the "relevant provisions of Bermuda law" that you refer to, or remove this statement.

Item 22. Undertakings, page II-3

9. Please revise to provide the appropriate undertaking pursuant to Item 512(a)(5) of Regulation S-K.

Preliminary Proxy Statement on Schedule 14A

10. We note your response to our prior comment 72. Please confirm you will continue to make conforming changes to the proxy statement, based on any comments we may have on the Form S-4 throughout the review process.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Jeffrey M. Gallant, Esq.
        Graubard Miller